Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES DATE FOR ITS FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL
RESULTS RELEASE

Singapore, February 10, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services predominately in the drybulk sector, announced it will release its fourth quarter and full year 2021 financial results for the three months and year ended December 31, 2021 on Wednesday, February 16, 2022, after market closing in New York.

The next day, Thursday, February 17, 2022, at 8:00 a.m. Eastern Time/ 3:00 p.m. South African Time/ 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

Slides and Audio Webcast details:

There will be a live, and then archived webcast of the conference call and accompanying slides, accessible through the Grindrod Shipping website www.grinshipping.com and click on “Notices & Events”. The slide presentation of the fourth quarter and full year 2021 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Grindrod Shipping

Grindrod Shipping operates a fleet of owned and long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”), includes a Core Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Paul Lampoutis
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com